SILVERWOOD PARTNERS LLC
SEC FILE NO: 8-53495

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2023

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

SILVERWOOD PARTNERS LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2023

TABLE OF CONTENTS

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-53495

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2023___ AND ENDING ___12/31/2023___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Silverwood Partners, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32 Pleasant Street
_____
(No. and Street)

Sherborn	MA	01170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Hodson-Walker	508-651-2194	jhw@silverwoodpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, Certified Public Accountants and Associates
_____
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Suite 218	Margate	Florida	33063
(Address)	(City)	(State)	(Zip Code)

5036

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Hodson-Walker_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Silverwood Partners, LLC_____, as of December 31_____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ELAINE MURRAY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 29, 2028

Signature: _____



Title: _____
MANAGING PARTNER

Elaine Murray
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of **Silverwood Partners, LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Silverwood Partners, LLC** as of December 31, 2023 and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition present fairly, in all material respects, the financial position of **Silverwood Partners, LLC** as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Silverwood Partners, LLC**'s management. Our responsibility is to express an opinion on **Silverwood Partners, LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Silverwood Partners, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions
We have served as **Silverwood Partners, LLC** auditor since 2019.
Margate, Florida
March 1, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

1


SILVERWOOD PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS


ASSETS
Cash	$	203,560
Accounts receivable, net		111,904
TOTAL CURRENT ASSETS		315,464
Property and equipment, net		3,375
TOTAL ASSETS	$	318,839


LIABILITIES AND MEMBERS' EQUITY


CURRENT LIABILITIES
Accounts payable and accrued expenses	$	92,052
Commission payable		750
Due to related party		6,558
TOTAL LIABILITIES		99,360
MEMBERS' EQUITY		219,479
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	318,839


The accompanying notes are an integral part of this financial statement.


Note 1 - Organization

Silverwood Partners LLC, (the "Company"), located in Sherborn, Massachusetts, provides investment banking services to both public and privately held companies worldwide but primarily in the United States. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry security accounts for clients or perform custodial functions related to client securities. The Company is a limited liability company and shall have a perpetual existence until it is dissolved, and its affairs are wrapped up in accordance with its operating agreement.

Note 2 - Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Credit Risk

At certain times, the Company maintains cash balances in excess of $250,000 in a financial institution. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 for each depositor. The Company has not experienced any losses in such accounts and does not believe they are exposed to any significant credit risks. The Company had $0 of cash in excess of the FDIC limit at December 31, 2023.

(c) Accounts Receivable, net

On January 1, 2023, the Company adopted ASU 2016-13 *Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments* (ASC Topic 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

The Company carries its accounts receivable at amounts invoiced for services less an allowance for doubtful accounts, if necessary. Accounts receivable balances are written

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

   c)   <u>Accounts Receivable, net</u>

     off after it is evident that collection efforts have little or no chance of immediate success. The Company had $111,904 in accounts receivable net of the $25,000 in recorded allowance for credit losses..

   (d) <u>Property and Equipment</u>

     Property and equipment are recorded at cost. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the respective assets or lease term, if shorter. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

   (i) <u>Leases</u>

     Effective January 1, 2019, the Company adopted Accounting Standards Update ("ASU") No. 2016-02, Leases ("ASC 842") which requires the Company to recognize a right-of-use asset and liability on the balance sheet for all leases, with the exception of short-term leases. The lease liability will be equal to the present value of lease payments and the right-of-use asset will be based on the lease liability. Adoption of the new standard did not have a material impact on the Company's net income, financial position, and cash flows. The Company does not have any leases which meet the criteria.

Note 3 - <u>Revenue from Contracts with Customers</u>

     The Company did not have any contract assets or contract liabilities as of December 31, 2023. The Company's receivables for the year ended December 31, 2023, are as follows:

Balance at January 1, 2023	$ 31,250
Net change on receivable balances	250,654
Less: bad debt expense	(170,000)
Balance at December 31, 2023	$ 111,904

Note 4 - <u>Property and Equipment, Net</u>

Property and equipment, net consists of the following:

Land improvements	13,500
	13,500
Less accumulated depreciation	10,125
Propert and equipment, net	$ 3,375
Depreciation expense for the year- ended December 31, 2023	$ 9,225

Note 5 - <u>Related Party Transactions</u>

The Company leases its office from an individual related to the Company's majority member under a non-cancelable operating lease expiring on March 30, 2024. The lease provides for monthly payments of $9,000 and requires the Company to pay real estate taxes and certain other operating expenses. The lease is for a duration of one year. Because of the one-year lease, Accounting For Leases does not apply. Also, the Company has a license agreement for certain intellectual property with its majority member. The terms are for the Company to pay an annual fee of $6,000.

The Company had $6,558 owed to the related party member at December 31, 2023, which is included in due to related party in the accompanying statement of financial condition.

Note 6 - <u>Net Capital Requirements</u>

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of the greater of 6 2/3% of the Company's total aggregate indebtedness, as defined, or $5,000, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2023 the Company had net capital of $104,200 which was $97,576 in excess of its minimum net capital requirement (see Schedule I). The Company's ratio of aggregate indebtedness to net capital is 0.95 to 1.

Note 8 - <u>Contingencies</u>

From time to time, the Company may be involved in legal actions arising in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably. The Company establishes accruals for losses that management deems to be probable and subject to reasonable estimate.

Note 9 - <u>Subsequent Events</u>

The Company has evaluated subsequent events through March 1, 2024, the date the financial statements were approved and authorized for issuance by management. The Company did not recognize any subsequent events to disclose.